UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-40543

POP CULTURE GROUP CO., LTD

(Translation of registrant’s name into English)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Share Purchase Agreement

As previously disclosed, on September 22, 2026, Pop Culture Group Co., Ltd (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain investor named therein (the “Investor”), pursuant to which the Company agreed to sell and issue up to 665,000 Class A ordinary shares (the “Class A Ordinary Shares”) to the Investor at a purchase price of US$3.00 per share, in a registered direct offering (the “Offering”).

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-292982), which was declared effective on February 9, 2026 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement has be filed with the Commission on September 24, 2026. The Offering closed on September 24, 2026.

The foregoing descriptions of the Purchase Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission on September 22, 2026 and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares, nor shall there be any sale of Class A Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Form 6-K and the exhibits to the Form 6-K are hereby incorporated by reference into the Registration Statement, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Securities Purchase Agreement dated September 22, 2026 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the Securities and Exchange Commission on September 22, 2026)
23.3	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 24, 2026	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chairman and Chief Executive Officer

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